

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Ryan L. Smith
President, Chief Executive Officer and Chief Financial Officer
U.S. ENERGY CORP
675 Bering Dr, Suite 100
Houston, Texas 77057

> **Re: U.S. ENERGY CORP**
> **Registration Statement on Form S-3**
> **Filed September 18, 2020**
> **File No. 333-248906**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Attorney Advisor, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David M. Loev, Esq.